UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2)


               Creative Programming and Technology Ventures, Inc.
               --------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)


                                    22528Q109
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  22528Q109                                                Page 2 of 6

1.       Name of Reporting Person

                  Gary R. Vickers

         SSN or EIN of Above Person

                  ###-##-####

2.       Check the Appropriate Box if a member of a Group

                  N/A

3.       SEC Use Only

4.       Citizenship of Place of Organization

                  United States of America

5.       Sole Voting Power

                  2,054,700

6.       Shared Voting Power

                  -0-

7.       Sole Dispositive Power

                  1,004,000

8.       Shared Dispositive Power

                  -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,004,000

10.      Check box if the Aggregate Amount in Row (9) Excludes Certain
         Shares

11.      Percent of Class Represented by Amount in Row 9

                  27.2%

12.      Type of Reporting Person

                  IN



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CUSIP No.  22528Q109                                                Page 3 of 6

Item 1.

         (a)      Name of Issuer:

                  Creative Programming and Technology Ventures, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  7900 East Union Avenue
                  Suite 1100
                  Denver, Colorado  80237

Item 2.

         (a)      Name of Person Filing:                      Gary R. Vickers

         (b)      Address of Principal Business Office or, if none,
                  Residence:

                  7900 East Union Avenue
                  Suite 1100
                  Denver, Colorado  80237

         (c)      Citizenship:  USA

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  25528Q109

Item 3. This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b). N/A

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

CUSIP No.  22528Q109                                                Page 4 of 6

         (a)     Amount Beneficially Owned:

                 The Reporting Person reports beneficial ownership of 1,004,000 shares of the Company's common stock, including:

         (i)     515,000 shares of common; and

         (ii) 489,000 shares of Series A Convertible Preferred Stock which is entitled to vote on a share-for-share basis with the common stock ("Series A Convertible Preferred Stock"), and is immediately convertible into common stock upon payment of a conversion premium of $5.40 per share.

         (b)      Percent of Class:

                  27.2%

         (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:


         The Reporting Person as the sole power to vote or direct the vote of 2,054,700 shares, including:

         (i) 515,000 shares of Common Stock owned in the name of the Reporting Person;

         (ii) 489,000 shares of Series A Convertible Preferred Stock owned in the name of the Reporting Person and is immediately convertible into common stock upon payment of a conversion premium of $5.40 per share;

         (iii) irrevocable proxy to vote 255,500 shares of common stock owned by Gary Magness and irrevocable proxies granted by Shelly Magness (12,000 shares of common) and Chelsea Magness (5,000 shares), wife and daughter of Gary Magness;

         (iv) irrevocable proxy to vote 263,500 shares of common stock owned by Kim Magness and irrevocable proxy granted by Renee Magness (3,700 shares), wife of Kim Magness;

         (v) irrevocable proxy to vote 255,500 shares of Series A Convertible Preferred Stock owned by Gary Magness;

         (vi) irrevocable proxy to vote 255,500 shares of Series A Convertible Preferred Stock owned by Kim Magness.

CUSIP No.  22528Q109                                                Page 5 of 6


                  (ii)     shared power to vote or to direct the vote:

                           None

                  (iii) sole power to dispose or to direct the disposition of:

                  The Reporting Person has the sole power to dispose or to direct the disposition of 1,004,000 shares, including:

         (i) 515,000 shares of common stock;

         (ii) 489,000 shares of Series A Convertible Preferred Stock and is immediately convertible into common stock upon payment of a conversion premium of $5.40 per share.

                  (iv) shared power to dispose or to direct the disposition of:

                                             n/a

Item 5.  Ownership of Five Percent or Less of a Class  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person

         In October 1996, Mr. Gary Magness appointed by irrevocable proxy, Gary
         R. Vickers his proxy to cast all votes represented by 255,500 shares of Series A Convertible Preferred Stock and 265,500 shares of Common Stock. Consideration of $500 and other good and valuable consideration was paid to Mr. Magness.

         In October 1996, Mr. Kim Magness  appointed by irrevocable  proxy, Gary
         M. Vickers his proxy to cast all votes represented by 255,500 shares of Series A Convertible Preferred Stock and 236,700 shares of Common Stock. Consideration of $500 and other good and valuable consideration was paid to Mr. Magness.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company    N/A

CUSIP No.  22528Q109                                                Page 6 of 6

Item 8.  Identification and Classification of Members of the Group
                  N/A

Item 9.  Notice of Dissolution of Group   N/A

Item 10. Certificate  N/A



                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

12-23-96                                          /s/  GARY R. VICKERS
---------------------------                     -------------------------------
Date                                                    Gary R. Vickers